18000713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deutsche AM Distributors, Inc.
NKA - DWS Distributors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza
(No. and Street)

Chicago	IL	60606-5808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Tanzil 212-250-6003
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 26 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Tanzil, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Deutsche AM Distributors, Inc., as of December 31, 2017 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Nancy Tanzil
Financial and Operations Principal

Notary Public

INGRID K. BAERWALD
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BA6197539
Qualified in Nassau County
Commission Expires Dec. 1, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Deutsche AM Distributors, Inc.

(A Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Deutsche AM Distributors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Deutsche AM Distributors, Inc. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

March 12, 2018

Deutsche AM Distributors, Inc.

(A Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2017

Assets	
Cash and cash equivalents	$ 178,924,649
Administrative service and distribution fees receivable	9,529,362
Commissions receivable	151,472
Receivable from affiliates	15,683,618
Property, plant & equipment	14,025
Other assets	778,975
Income tax receivable	105,628
Deferred tax asset, net	51,385
Total assets	$ 205,239,114
Liabilities and Stockholder's Equity	
Administrative service and distribution fees payable	11,467,731
Payable to affiliates	2,124,282
Income tax payable	3,855,567
Compensation Payable	17,208,851
Accounts payable and accrued expenses	5,555,288
Total liabilities	40,211,719
Stockholder's equity:	
Common stock:	
Class A, par value $1.00 per share. Authorized, issued, and outstanding 1,000 shares	1,000
Class B, par value $0.01 per share. Authorized, issued, and outstanding 1,000 shares	10
Paid-in capital	10,134,157
Retained earnings	154,892,228
Total stockholder's equity	165,027,395
Total liabilities and stockholder's equity	$ 205,239,114

See accompanying notes to financial statements.

(1) Organization and Business

Deutsche AM Distributors, Inc. (the Company) is a wholly owned subsidiary of Deutsche Investment Management Americas, Inc. (the Parent or DIMA). In July 2017, DIMA became a wholly owned subsidiary of Deutsche Asset Management US Holding Corp (DeAM US). DeAM US is a wholly owned subsidiary of DB USA Corporation (DB USA), which is a direct subsidiary of Deutsche Bank AG (the Bank), a German corporation. The Company was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The accompanying statement of financial condition has been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition, which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash or short-term, liquid securities and interest-earning deposits with original maturities of three months or less.

(c) Common Stock

The Company has two classes of common stock. The Parent holds all Class B non-voting shares and Class A voting shares.

(d) Share-Based Compensation

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with Accounting Standards Codification (ASC) 718, *Stock Compensation.* Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement eligible employees) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense.

(e) Income Taxes

The results of the Company are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Deutsche Bank New York Branch. In addition, the Company files tax returns in certain states on a standalone basis. Pursuant to a tax sharing agreement, income taxes are computed on a modified separate company basis and the Company is reimbursed on a current basis by an affiliate of Deutsche Bank New York Branch for the benefit generated from any Federal, New York State and New York City tax losses and temporary differences of the Company. The Company will be reimbursed by the affiliate for any subsequent adjustment which results in an increase of such tax benefit (for example, by means of an amended return, claim for refund or following the conclusion of an audit by a taxing authority). In the event of any subsequent adjustment which results in a permanent reduction of the tax benefit that was previously reimbursed by the affiliate (for example, as a result of a disallowance by a tax authority of the tax benefits supporting the deferred tax asset or a reduction in tax rates), the Company is not obligated to repay the affiliate. Rather, the permanent reduction in tax benefit will be treated as a deemed contribution to capital.

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with ASC Topic 740, *Income Taxes.* Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets are included in the statements of financial condition.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition.

Under the Company's accounting policy, interest and penalties recognized in accordance with ASC Topic 740 is classified as interest expense.

(f) *Property, Plant, and Equipment*

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years.

(g) *Recent Accounting Developments*

Leases (ASC 842). In February 2016, the FASB issued ASU 2016-02, "Leases". The ASU requires that, at lease inception, a lessee recognize on the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset on the statement of income, while for operating leases, such amounts should be recognized as a combined expense on the statement of income. In addition, the ASU requires expanded disclosures about the nature and terms of lease agreements. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those reporting periods under a modified retrospective approach. Early adoption is permitted. The Company is currently assessing the impact of this ASU and no significant implementation matter has yet been identified.

(3) Related Party Transactions

The Company is involved in related party transactions with certain of its affiliates.

Related Party Assets and Liabilities

The following table sets forth related party assets and liabilities as of December 31, 2017, as included in the statement of financial condition:

Assets	
Receivable from affiliates	$ 15,683,618
	$ 15,683,618
Liabilities	
Payable to affiliates	2,124,282
Compensation payable	459,348
Accounts payable and accrued expenses	50,590
Income taxes payable	3,855,567
	$ 6,489,787

DIMA and other bank affiliates provide services to the Company including management, information technology, operations, and back office support, such as finance, compliance, human resources, legal, and risk. Concurrently, the Company provides management, marketing, and sales and distribution support to DIMA and other affiliates. The business areas receiving the benefits of these services are charged for their respective costs based upon service agreements among various North American entities.

(4) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2017 were as follows:

Deferred tax assets:	
Deferred compensation	$ 3,237,319
Pension and post retirement benefits	209,180
Charitable contributions	28,145
Premises and equipment	2,960
Other	4,483
Gross deferred tax assets	3,482,087
Excess of cash settlement over current carrying amount of DTA upon remeasurement	1,110,628
Cumulative tax settlement (cash received in exchange for DTAs)	(3,125,129)
Reclass of Federal, NYS & NYC DTAs to current tax payable	(1,416,201)
Net deferred tax asset after settlement	$ 51,385

The Company participates in a tax sharing agreement ("TSA") whereby it is reimbursed by an affiliate of Deutsche Bank New York Branch ("Affiliate") for the deferred tax assets ("DTAs") associated with its temporary differences, tax credits, and net operating losses ("NOLs"). Under the same agreement, the Company would also pay the affiliate for the reversals of previously reimbursed [temporary differences]. As of December 31, 2016, the cumulative reimbursement for DTAs was $3,713,913. During 2017, the Company reduced its deferred tax settlement account by $588,784 as a result of previously reimbursed deferred tax assets that reversed in 2017. As such, the cumulative reimbursement for DTAs as of December 31, 2017 is $3,125,129.

During 2017, the Company generated $1,416,201 of Federal, NYS and NYC DTAs. In anticipation of the tax settlement with the Affiliate that is expected to occur within the next six months, the Company has reclassified this amount to current tax payable.

The Company has generated federal NOLs of $1,185,490 dating back to 2009. In accordance with the TSA described above, the tax benefit associated with the current receivable created by the NOLs is paid to the Company. Since these NOL DTAs have been cash settled with the Affiliate, and are considered an attribute of the consolidated federal tax filing group within which the Company is a member, they are not recorded on the Company's financial statements. The Company was reimbursed for the NOL DTAs at the then prevailing federal tax rate of 35%.

On December 22, 2017, The Federal Tax Cut & Jobs Act ("Tax Act") was enacted. The Tax Act contains comprehensive changes to corporate taxation, including:
- a reduction of the corporate tax rate form 35% to 21%
- an implementation of a Base Erosion Anti-Abuse Tax
- a shift to a territorial-like system that creates new taxes on certain foreign earnings;
- a one-time mandatory transition tax that requires deemed repatriation of foreign earnings; and
- setting limitations on certain deductions and credits (e.g. interest expense, government fines and penalties, etc.), among other provisions.

A significant impact to the Company relates to the remeasurement of its deferred tax assets as a result of the reduction in the corporate tax rate (i.e. the future benefit of deferred tax assets has also been reduced). For the year-ended December 31, 2017, the Company recognized an additional $2,081,886 in tax expense as a result of the remeasurement of DTA. In accordance with the TSA described above, most of the Company's DTAs were settled by the Affiliate for cash in prior years. Given the reduction in value of these DTAs, any excess cash paid by the Affiliate above the reduced DTA value is treated as a capital contribution. As a result, $1,339,375 has been recognized through additional paid-in capital as of December 31, 2017.

At December 31, 2017 the Company had generated approximately $1,185,490 federal net operating losses that will begin to expire in 2029.

The Company utilizes a modified separate company method for its separate company income tax computation. As such, the taxable income of the consolidated tax group of which the Company is a member is considered in evaluating whether DTAs are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of the Company's various strategic initiatives, will generate sufficient taxable income to realize the net DTAs.

As of December 31, 2017 the Company determined that it has no uncertain tax positions, interest, or penalties as defined within FASB ASC 740, and accordingly, no additional disclosures are required. In the next twelve months the Company believes that there will be no material changes to unrecognized tax benefits.

As of December 31, 2017, the consolidated group of which the Company is a member, is under examination by the IRS for 2012 through 2014. New York State is under examination for years 2010 through 2012. New York City is under examination for tax years 2013 through 2014.

The Company primarily files in the following jurisdictions: Federal, New York State and New York City.

Tax refunds receivable due from other state tax authorities at December 31, 2017 is $105,628. Tax payable to Deutsche Bank New York Branch affiliates at December 31, 2017 is $3,855,567. This amount is comprised of Federal payable of $3,847,447, New York State payable of $165,735, NYC payable of $202,385.

(5) Employee Benefit Plans

Retirement Plans

(a) Defined Benefit Pension Plan

Along with other affiliates of Deutsche Bank Americas Holding Corp ("DBAH"), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base salary plus bonus amounts up to 75% of base salary up to limits established by the Internal Revenue Service (IRS). Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30 year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) Defined Contribution Plan – Matched Savings Plan

The Company participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are allowed to contribute up to 40% of their eligible compensation on a before-tax and/or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation, up to the IRS annual compensation maximum. In addition, participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(c) Share-Based Compensation Plans

The Company participates in the Deutsche Bank Equity Plan and the Global Share PurchasePlan, where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specific future dates. The vesting period of the awards is generally from six months to four and a half years.

The Bank adopted guidance in accordance with ASC Topic 718, *Compensation-Stock Compensation*, effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, ASC Topic 718 applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches, which is generally from one to three years.

The Bank enters into call options, indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2017, the Company was allocated a gain of approximately $0.08 million related to its portion of the overall net gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's paid-in capital in excess of par value.

(d) Cash Retention Plan

The company participates in the DB Restricted Incentive Plan, a cash retention plan of the Bank, under which Restrictive Incentive Awards ("RIA") are granted as deferred cash compensation. The RIA consists of four tranches each amounting to one quarter of the grant volume. It is subject to a four-year pro-rata vesting period during which time specific forfeiture conditions apply. In line with regulatory requirements this plan includes performance-indexed clawback rules. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

(6) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2017, the Company's net capital, alternative net capital requirement, and excess net capital were $138,083,012, $250,000, and $137,883,012, respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

(7) Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the financial statements through March 12, 2018 the date the financial statements were issued.